Alpha Healthcare Acquisition Corp. III

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

June 22, 2023

VIA EDGAR

Michael Fay

Brian Cascio

Jessica Ansart

Katherine Bagley

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alpha Healthcare Acquisition Corp. III

Acceleration Request for Registration Statement on Form S-4

File No. 333-269773

Requested Date:	June 23, 2023
Requested Time:	4:00 p.m. Eastern Time

Dear Ms. Ansart:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Alpha Healthcare Acquisition Corp. III (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 23, 2023, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Jeffrey Letalien at (212) 459-7203. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Jeffrey Letalien, by email at JLetalien@goodwinlaw.com.

If you have any questions regarding this request, please contact Jeffrey Letalien of Goodwin Procter LLP at (212) 459-7203.

Sincerely,

Alpha Healthcare Acquisition Corp. III

/s/ Rajiv Shukla
Rajiv Shukla
Chief Executive Officer

cc:	Jeffrey Letalien, Esq., Goodwin Procter LLP

Jocelyn Arel, Esq., Goodwin Procter LLP

Scott R. Jones, Esq., Troutman Pepper Hamilton Sanders LLP